Exhibit 99.1

There’s No Time Like Real Time: NICE Global Webinar Series to Guide
Organizations on How to Create Perfect Experiences ‘In the Moment’

Paramus, New Jersey, September 7, 2015 – NICE Systems (NASDAQ: NICE) is hosting a global webinar series focused on creating perfect experiences in real time. Throughout the sessions, industry analysts, NICE experts and a client will discuss how organizations can create perfect experiences by arming agents with “in the moment” capabilities to understand and address customer needs.

Sessions will focus on NICE’s real-time solutions, Interaction Analytics, Voice of the Customer and Back Office suite. By applying these real-time technologies, brands can deliver relevant and immediate service that leads to stronger relationships with their customers.

Specific topics to be covered include:

•	How to manage customer complaints in real-time and leverage customer interaction analytics tools to differentiate your service from your competitors
•	The use of Voice of the Customer feedback and Journey Mapping to understand customer attitudes at various points of engagement and continually reduce customer effort
•	How the combination of voice recognition technology and real-time processing can help you deliver a faster, more secure method of customer authentication and fraud prevention
•	The use of Real-Time Activity Monitoring to identify inefficiencies and productivity gaps and drive corrective action

For more information and to register for the webinar series in your region:

North America

EMEA

APAC

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.